17008785

[MISSION

SEC Processing Section
FEB 28 2017
Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52348

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hudson Housing Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Avenue, Suite 2850
(No. and Street)

New York	New York	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Brush 212-218-4456
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

8000 Towers Crescent Drive, Suite 1000	Tysons	VA	22182
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph A. Macari, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hudson Housing Securities LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSEPH CHAN
NOTARY PUBLIC STATE OF NEW YORK
KINGS COUNTY
LIC. #01CH6020174
COMMISSION EXPIRES 2/22/19

Signature

COO, Hudson Housing Securities LLC

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

Index

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Member
of Hudson Housing Securities LLC

We have audited the accompanying statement of financial condition of Hudson Housing Securities LLC as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Hudson Housing Securities LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Hudson Housing Securities LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of Hudson Housing Securities LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson Housing Securities LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Hudson Housing Securities LLC's financial statements. The supplemental information is the responsibility of Hudson Housing Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

Tysons, Virginia
February 23, 2017

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

Assets		
Cash	$	363,782
Placement fee receivable		320
Total assets	$	364,102
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	14,067
Total liabilities		14,067
Member's equity		350,035
Total liabilities and member's equity	$	364,102

See notes to financial statements

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

STATEMENT OF INCOME

Year ended December 31, 2016

Revenue	
Placement fees	$ 3,562,916
Total revenue	3,562,916
Expenses	
Dues and filing fees	16,345
Professional fees	38,838
Brokerage fees	14,183
Occupancy	106,275
Salaries	760,493
Travel	51,254
General and administrative	64,378
Total expenses	1,051,766
	2,511,150
Interest income	716
Net income	$ 2,511,866

See notes to financial statements

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2016

Balance, December 31, 2015	$ 1,057,182
Distributions	(3,219,013)
Net income	2,511,866
Balance, December 31, 2016	$ 350,035

See notes to financial statements

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

STATEMENT OF CASH FLOWS

Year ended December 31, 2016

Cash flows from operating activities	
Reconciliation of net income to net cash provided by operating activities	
Net income	$ 2,511,866
Changes in operating assets and liabilities	
Increase in placement fee receivable	(320)
Decrease in accounts payable and accrued expenses	(1,474)
Net cash provided by operating activities	2,510,072
Cash flows from financing activities	
Repayment of advances from affiliates	(2,027)
Distributions	(3,219,013)
Net cash used in financing activities	(3,221,040)
Net decrease in cash	(710,968)
Cash, beginning of year	1,074,750
Cash, end of year	$ 363,782

See notes to financial statements

Note 1 - Organization and Summary of Significant Accounting Policies

Hudson Housing Securities LLC (the Company), a Delaware limited liability company, is a wholly-owned subsidiary of Hudson Housing Capital LLC (Hudson). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company acts as the placement agent for affiliated investment partnerships in which limited partnership interests are sold to third party investors. The Company remains in effect in perpetuity unless earlier terminated in accordance with the Operating Agreement.

Material subsequent events have been considered for disclosure and recognition in these financial statements through February 23, 2017.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Placement Fee Receivable

Placement fees receivable consists of placement fees due from affiliated investor limited partnerships. Management considers placement fees receivable to be fully collectible. If amounts become uncollectible, the amounts are charged to operations in the period in which that determination is made. Accounting principles generally accepted in the United States of America require that the allowance method be used to recognize bad debts; however, the effect of using the direct write-off method is not materially different from the results that would have been realized under the allowance method.

Revenue Recognition

The Company earns substantially all of its revenue through fees earned in connection with the sale of limited partnership interests in investment partnerships managed and syndicated by affiliates. Revenue is recognized in the period in which the services are performed, provided evidence of a contractual arrangement exists, services have been completed and the price is fixed and determinable. Revenue is recognized upon admission of limited partners in the affiliated investment partnerships or upon commitment closing.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. For tax purposes, the Company is included in the consolidated Hudson tax return and does not file a separate federal or state tax return. All items of taxable income, deductions and tax credits are passed through to and are reported by members of Hudson on their respective income tax returns. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. Therefore, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure. Income taxes filed by Hudson are subject to examination by the Internal Revenue Service for a period of three years. While no income taxes are currently being examined by the Internal Revenue Service, tax years since 2013 remain open.

Note 2 - Related Party Transactions

Under an agreement with Hudson, certain operating and administrative costs incurred by the Company are paid by Hudson on behalf of the Company. The agreement is renewed annually and revised as needed. As of December 31, 2016, $0 is due to Hudson for costs paid on behalf of the Company. During the year ended December 31, 2016, these services totaled $1,037,583.

Note 3 - Concentration of Credit Risk

At times during the year, cash balances exceed federally insured limits. Management believes the balances are maintained in a credit-worthy institution.

Note 4 - Net Capital Requirements

The Company is in compliance with the net capital requirements of the SEC and FINRA. The Company is subject to the SEC "Uniform Net Capital Rule," which requires the maintenance of a specified amount of minimum net capital, as defined, and that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15-to-1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $349,715 which is $344,715 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .04 to 1.

Hudson Housing Securities LLC
(A Wholly-Owned Subsidiary of Hudson Housing Capital LLC)

Supplementary Information

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2016

Line		
1. Total ownership equity from statement of financial condition	$	350,035
5. Total capital and allowable subordinated liabilities		350,035
6. Deduction: Nonallowable assets		(320)
10. Net capital	$	349,715
11. Minimum net capital required (6 2/3% of aggregate indebtedness)	$	938
12. Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
13. Net capital requirement	$	5,000
14. Excess net capital	$	344,715
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	343,715
COMPUTATION OF AGGREGATE INDEBTEDNESS		
19. Total aggregate indebtedness from statement of financial condition	$	14,067
20. Percentage of aggregate indebtedness to net capital		4.02%

There are no material differences in the computation of net capital between this audited report and the unaudited Focus Report (Part IIA - Form X-17A-5).

See Report of Independent Registered Public Accounting Firm

SCHEDULE II - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2016

The Company claims exemption under the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i). The Company does not maintain customer accounts or handle customer funds.

SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2016

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2016 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

COHN REZNICK

ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Member
of Hudson Housing Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Hudson Housing Securities LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Hudson Housing Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(i) (the "exemption provision") and (2) Hudson Housing Securities LLC stated that Hudson Housing Securities LLC met the identified exemption provision throughout the most recent fiscal year ended December 31, 2016 without exception. Hudson Housing Securities LLC's management is responsible for compliance with the exemption provision and its statement.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hudson Housing Securities LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

Tysons, Virginia
February 23, 2017

HUDSON HOUSING SECURITIES LLC
630 FIFTH AVENUE
SUITE 2850
NEW YORK, NY 10111

Hudson Housing Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(i).
2. The Company met such exemption provision of 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Hudson Housing Securities LLC

I, Joseph A. Macari, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Operating Officer
Dated: February 2[illegible], 2017

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Member
of Hudson Housing Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Hudson Housing Securities LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Hudson Housing Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(i) (the "exemption provision") and (2) Hudson Housing Securities LLC stated that Hudson Housing Securities LLC met the identified exemption provision throughout the most recent fiscal year ended December 31, 2016 without exception. Hudson Housing Securities LLC's management is responsible for compliance with the exemption provision and its statement.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hudson Housing Securities LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

Tysons, Virginia
February 23, 2017

HUDSON HOUSING SECURITIES LLC
630 FIFTH AVENUE
SUITE 2850
NEW YORK, NY 10111

Hudson Housing Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(i).
2. The Company met such exemption provision of 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Hudson Housing Securities LLC

I, Joseph A. Macari, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Operating Officer
Dated: February 2?, 2017

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures

To the Member of Hudson Housing Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2016, which were agreed to by Hudson Housing Securities LLC, SIPC, the Securities and Exchange Commission ("SEC"), and the Financial Industry Regulatory Authority ("FINRA") solely to assist you and the other specified parties in evaluating Hudson Housing Securities LLC's compliance with the applicable instructions of Form SIPC-7. Hudson Housing Securities LLC's management is responsible for Hudson Housing Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records and entries in the general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared the adjustment for commissions paid to other SIPC members reported in Form SIPC-7 with supporting schedules and documentation.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences; and

5. Observed that there were no overpayments applied to the current assessment with the Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

Tysons, Virginia
February 23, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*9*******846*******************ALL FOR AADC 100
52348 FINRA DEC
HUDSON HOUSING SECURITIES LLC
45 ROCKEFELLER PLZ 28TH FL
NEW YORK NY 10111-0100

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 8,874

B. Less payment made with SIPC-6 filed (exclude interest) (3,906)
8/22/16
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,968

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F Total assessment balance and interest due (or overpayment carried forward) $ 4,968

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ 4,968

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number).

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hudson Housing Securities LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

(Title)

Dated the 10th day of February, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,563,632
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	14,183
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	14,183
2d. SIPC Net Operating Revenues	$ 3,549,449
2e. General Assessment @ .0025	$ 8,874

(to page 1, line 2.A.)